UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                      BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
                            1934


                     MAXXZONE.COM, INC.
      (Name of Small Business Issuers in its charter)

           NEVADA                       88-0503197
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization

1770 N. Green Valley Parkway,
  Suite 3214, Las Vegas, NV               89014
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: 702.616.7337

Securities to be registered under section 12(b) of the Act:
None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001 - As of
November 30, 2001, we have 5,953,500 shares of Common Stock issued and outstanding

5,000,000 shares of Preferred Stock, par value $0.001 - As of November 30, 2001, we have no shares of Preferred Stock issued and outstanding



PAGE-1-



                      TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                    3

 RISK FACTORS                                              10

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS                                         14

PART I - ITEM 3. DESCRIPTION OF PROPERTY                   17

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                      17

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                        18

PART I - ITEM 6. EXECUTIVE COMPENSATION                    19

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                               19

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                20

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                        21

PART II - ITEM 2. LEGAL PROCEEDINGS                        23

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE         23

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES 23

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS
                                                           24

PART F/S. FINANCIAL STATEMENTS                             29

PART III - ITEM 1.  EXHIBITS                               30



PAGE-2-


          PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

maxxZone.com, Inc. is a Nevada corporation formed in June 2000. Since our inception we have devoted our activities to the following:

*    Raising capital;
*    Developing products;
*    Establishing marketing alliances;
*    Establishing our website; and
*    Developing markets for the products we offer.

We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

We will be engaged in the business of selling sports and related leisure equipment on the Internet. In addition, we anticipate that we will provide access to sports play skills, partners, venues and information. Our target market is recreational sports and other amateur athletes.

We have conducted our operations since June 2000. We have generated limited revenues to date and we have accumulated losses since our inception. We operate a website at www.maxxzone.com which provides information about and will offer for sale our equipment, respectively. Nothing on the website is part of this registration statement.

PRINCIPAL PRODUCTS AND SERVICES

Equipment

We intend to offer up to 30 products featuring correct sports biomechanics, self-teaching, and positive feedback for the user through our ecommerce website. Our products fall between sports toys, which in general are short-term, seasonal gimmicks, and traditional equipment that tends to be designed for more elite performance needs, attitudes and images. Our products are geared to the needs of a large community of fun and fitness players who can develop their skills using our products.

Our business premise is that our MaxxSports programs for base/softball, tennis, soccer, golf, football, volleyball & basketball will promote the official equipment sold on the Internet exclusively by us. We hope that this will give rise to new communities of players, teams, associations and membership clubs, also exclusively hosted and serviced by us.



PAGE-3-



Our income will be generated from multiple revenue streams including public sale of our sports products and official Maxxsports equipment on the internet, an on-line wholesale club for pro shops, retailers, institutions and commercial venues; membership fees; a diverse range of advertisers; and portion of Maxx Axxess Program sponsorship, licensing and franchising fees.

We have completed our pricing, sales, distribution and marketing plans and are ready to commence sales in the spring of 2002 with a limited product range. Over the course of the fiscal year 2002, we intend to offer for sale on our website the following products:

MaxxStix is a base/softball bat for designed for amateur use anywhere. The bat is designed to be energy absorbing made with a neoprene barrel and flex core. The bat lengths and weights are age and height correlated. We anticipate that MaxxStix will begin selling on our website in the spring of 2002. The price points for MaxxStix real weight neoprene bat will be $15 retail, $12 institutional and $9 wholesale. The price points for MaxxStix Flex training & fun bat on our website will be $20 retail, $16 institutional and $12 wholesale.

MaxxTrax, a baseball curve ball, is a junior curve pitching training ball. It has asymmetrically raised seams for feedback on the finger grip. The ball provides a novice pitcher with extra air grab for optimum curve ball effect.
The MaxxTrax is made from energy absorbing material and its sticky ball cover promotes catching confidence and skills from novice players. We anticipate that MaxxTrax will begin selling on our website in the spring of 2002. The price points for MaxxTrax 3 ball pack will be $9 retail, $7.20 institutional and $5.40 wholesale.

MaxxSlam softball is a regular size softball molded with memory foam for slow flight and a low impact bounce. It is designed for no glove play to promote use anywhere. We anticipate that MaxxSlam will begin selling on our website in the spring of 2002.

The MaxxTee baseball-batting tee is a portable batting tee. It can be used with or without the flexi-water base. The training tee is height adjustable for all ages. We anticipate that MaxxTee will begin selling on our website in the spring of 2002. The price points for MaxxTee baseball batting tee will be $14 retail, $11.20 institutional and $8.40 wholesale.

MaxxBax is a regulation pitching distance baseball pitch back . The MaxxBax provides variable ball return velocity with up to 80% of pitch speed and a kinergetic system It has angle adjustment for high-speed ground ball, drives or outfield fly-ball return. We anticipate that MaxxBax will begin selling in the spring of 2002. The price points for MaxxBax products will be as follows: "S", $60 retail, $48 institutional and $36 wholesale; "X", $80 retail, $64 institutional and $48 wholesale; "League", $100 retail, $80 institutional and $60 wholesale; "ProLeague", $150 retail, $120 institutional and $90 wholesale.

MaxxSlam field markers & bases are a lightweight, flexible, stackable set of non-skid field markers and bases. We anticipate that MaxxSlam field markers and bases will begin selling in the spring of 2002. The price points for MaxxSlam field markers and bases will be $12 retail, $9.60 institutional and $7.20 wholesale.



PAGE-4-



MaxxRax tennis rackets have a design and construction which offers swing and spin feedback. The racket is available with sizes from 20 inches to 24 inches. We anticipate that MaxxRax tennis rackets will begin selling in the spring of 2002. The price points for MaxxRax products will be as follows: "Play - S", $25 retail, $20 institutional and $15 wholesale; "Play - X", $30 retail, $24 institutional and $18 wholesale; "Rally", $25 retail, $20 institutional and $15 wholesale.

MaxxSmash tennis balls are 130% and 112% the size of regular balls. They provide longer contact, slower flight, and lower bounce. We anticipate that MaxxSmash tennis balls will begin selling in the spring of 2002. The price points for MaxxSmash products will be as follows: MaxxVolly 3 ball pack, $8 retail, $24 institutional and $18 wholesale; MaxxRally 3 ball pack which are 112% the size of regular balls, $5 retail, $4 institutional and $3 wholesale.

The MaxxNet tennis net is a complete super lightweight tennis net system. It features a durable, all-weather, flexible plastic tube construction. We anticipate that MaxxNet tennis net system will begin selling in the summer of 2002. The price points for MaxxNet will be $30 retail, $24 institutional and $18 wholesale.

MaxxBax tennis rebounder is a kinergetic system. The system features variable ball return velocity with up to 80% of impact speed and angle adjustment for any return including ground-strokes, volleys and over-heads We anticipate that MaxxBax tennis rebounder will begin selling in the summer of 2002. The price points for MaxxBax Tennis Rebounder will be as follows: "Personal", $100 retail, $80 institutional and $60 wholesale; "Ballback", $150 retail, $120 institutional and $90 wholesale.

MaxxStix golf clubs feature a novel shaft which provides audio swing feedback. Each club length and weight is age and height correlated. MaxxTrax golf balls have a construction which provides real flight slice, fade, draw and hook feedback to the user. We anticipate that MaxxStix golf clubs and the MaxxTrax golf balls will begin selling in the late spring of 2002. The price points for MaxxStix clubs will be as follows: "Real Weight Clubs", $15 retail, $12 institutional and $9 wholesale per club; "Flex Training Club", $20 retail, $16 institutional and $12 wholesale.
The price points for MaxxTrax golf balls will be $5 retail, $4 institutional and $3 wholesale per half dozen balls.

The MaxxKixx soccer ball has a lining which promotes a combination of performance and lightness. The ball is 20% lighter than a standard size 4 soccer ball. It's designed to have a low bounce for more control. We anticipate that MaxxKixx soccer balls will begin selling in the spring of 2002. The price points for MaxxKixx soccer ball will be $12 retail, $9.60 institutional and $7.20 wholesale.

MaxxNet soccer net features a lightweight MaxxKixx game net
system.   The  net system has a durable, all-weather, high
quality, flexible plastic tube construction and flexible design. We anticipate that MaxxNet soccer nets will begin selling in the spring of 2002. The price points for MaxxNet will be $30 retail, $24 institutional and $18 wholesale.



PAGE-5-



MaxxGoal is a soccer goal set consisting of two lightweight
MaxxKixx goals. The goals are designed to be durable and usable in all weather. They are made from high quality, flexible plastic tube construction. Their flexible design features a folding frame for fast assembly. We anticipate that MaxxGoal soccer goals will begin selling in the spring of 2002. The price points for MaxxGoal will be $25 retail, $20 institutional and $12 wholesale.

MaxxBaxx is a soccer ball rebounder based on the kinergetic system. It features variable ball return velocity with up to 80% of impact speed and angle adjustment for any return.
We anticipate that MaxxBaxx soccer rebounder will begin selling in the summer of 2002. The price points for MaxxBax will be $100 retail, $80 institutional and $60 wholesale.

MaxxHoop basketball goal is a lightweight goal post and rim system. The system is patented and features a durable, all-weather flexible plastic tube construction. The goal post is height adjustable from 5' to 10'. We anticipate that MaxxHoop basketball goal system will begin selling in the summer of 2002. The price points for MaxxHoop goal system will be $60 retail, $48 institutional and $36 wholesale.


MaxxHoop basketball ball has a lining system for a combination of performance and lightness. It comes in a junior size and has a sticky surface and a soft bounce for more control. We anticipate that MaxxHoop basketball balls will begin selling in the summer of 2002. The price points for MaxxHoop basketball will be $12 retail, $9.60 institutional and $7.20 wholesale.


MaxxSpike volleyball balls feature a lining system which promotes longer contact and a softer bounce for more control. We anticipate that MaxxSpike volleyball balls will begin selling in the summer of 2002. The price points for MaxxSpike volleyballs will be $12 retail, $9.60 institutional and $7.20 wholesale.

MaxxNet volleyball net system features patented, all-weather, flexible plastic tube construction and a flexible design. We anticipate that MaxxNet volleyball ball nets will begin selling in the summer of 2002. The price points for MaxxSpike volleyball net system will be $30 retail, $24 institutional and $18 wholesale.


MaxxPass is a brand name for a junior size football. The MaxxPass football is age group weight correlated, is made with a durable all weather and surface and is non-inflated neoprene. The design and material are designed to make this ball easier to catch and throw. The patented construction is aimed at instilling greater catching confidence and skills in a novice player.



PAGE-6-



We anticipate that MaxxPass footballs will begin selling in the fall of 2002. The price points for MaxxPass footballs will be $12 retail, $9.60 institutional and $7.20 wholesale.

MaxxGyro is a junior size football. It is also age group weight correlated, durable, all weather and surface, and non-inflated neoprene. This ball pulls into a tight spiral even for beginners with marginal ball spin. It too has a patented construction. We anticipate that MaxxGyro footballs will begin selling in the fall of 2002. The price points for MaxxGyro footballs will be $15 retail, $12 institutional and $9 wholesale.

MaxxDome is a set of lightweight, resilient, flexible, stackable non-skid field and court markers for use in a variety of sports. We anticipate that MaxxDome markers will begin selling in the spring of 2002. The price points for a set of eight MaxxDome field and court markers will be $5 retail, $4 institutional and $3 wholesale.

Other products and services

To provide for future growth, we have secured the exclusive U.S. Internet rights of an active lifestyle program called Maxx Axxess. This program comprises eleven popular modified yet real sports games, or MaxxSports. Each is played with
official equipment available on our website.   The tennis
version of Maxx Axxess and the MaxxMatch tennis handicap system was launched in Australia. It also has generated demand for new Maxx Axxess clubs and associations.

MARKETING ACTIVITIES

Marketing will focus on third-party program and product promotions. To obtain low or no cost multi-media exposure for the maxxZone.com brand, we hope to obtain commercial sponsorships and lifestyle personalities endorsements of programs and sports associations hosted by us. Further media exposure is possible from pro-celebrity events based on specific sports and play equipment.

We also intend to implement a program of developing strategic Internet alliances with other highly relevant active lifestyle programs, specific sports events/programs and e-commerce websites.

We have approached a number of major desirable strategic alliance partners including Little League, US Youth Soccer, the American Association for Retired People, and a marketing group representing the rights of Arthur Ashe. No agreements have been signed. Further negations are subject to availability of final production prototypes. We anticipate these being completed by the end of February
2002.



PAGE-7-



COMPETITION

We will compete against many equipment manufactures, distributors and promoters such as Riddell Sports, Inc.;
Rawlings Sporting Goods, Inc.; Spalding Holdings
Corporations; Nike, Inc.; adidas-Salomon AG, Action
Performance, ScoreBoard, Sportsmans Wholesale, and others.

Also we will compete with sports sites with an emphasis on specific ball sports sector e.g. baseball where these include , fastball.com, baseball-almanac.com majorleaguebaseballenterprises.com, rotisserre.com, usatoday.com/bbwfront.html, creativesports.com/baseball.html, attheyard.com, and baseballexpress.com.

We also will compete against e-commerce sites that target the lifestyle needs of sports enthusiasts a sample of which include dsports.com, fogdog.com, thesportsauthority.com, justballs.com, shopsports.com.

Also, we will compete with traditional toy manufactures, distributors and promoters. These include industry giants such as Mattel, Inc., with a 25% market share, and Hasbro, Inc., with a 20% market share, as well as hundreds of small to mid-sized manufacturers, such as ToyMax, GrandToys, Noodle Kidoodle, that market a special niche products. In an attempt to sell directly to consumers, both Mattel and Hasbro are establishing Internet websites as a separate distribution channel.

We also will compete against toy retailers that include specialty chains like Toys 'R' Us and Kay Bee Toys, and discount stores like Wal-Mart, K-Mart and Target. Finally, maxxZone.com competes play toy sites such as etoys.com, toysrus.com, kbkids.com, toysmart.com, toytime.com, gamestolearn.com, and smarterkids.com.

Our products will compete with products such as the Razor scooter, skateboards, roller-blades, snowboards, BMX bikes as well as sports toys.

We intend to compete by:

*    Selling our original sports products.
* Providing access to additional product innovation and performance developed by Maxxplay Enterprises for which we are the exclusive US distributor.
* Marketing an expanding product range of products which Maxxplay Enterprises may develop.
* Enhancing our price competitiveness by selling exclusive online.

EMPLOYEES

We currently have no employees other than our president, who does not devote full time to our business. We are presently managed by Maxxplay Enterprises, Inc., a Nevada corporation, of which our president is also the president.



PAGE-8-



MATERIAL CONTRACTS

On June 26, 2000, we entered into an assignment agreement whereby Maxxplay Enterprises, Inc. assigned to us the exclusive rights for all of the United States of America, Canada, Mexico, Puerto Rico, Bermuda, the Bahamas and the Caribbean Islands; the cost of which was one hundred and forty-five thousand dollars, payable in sole consideration by way of a grant and issuance to Maxxplay Enterprises of three million and seven hundred thousand share of our common shares.

In addition, on June 26, 2000, we entered into a management agreement with Maxxplay Enterprises, Inc. provide on a needs basis, marketing and management services for us including the establishment of a permanent management team. Under the terms of the agreement, we agreed to pay Maxxplay a consulting fee of $1,500 per month payable in advance, plus any and all business expenses incurred by Maxxplay while providing the services. The term of the agreement was from the date of effectiveness of the Nevada 504 offering, December 18, 2000, and continuing for a period of twelve months ending December 18, 2001. The parties are currently in negotiation regarding the future of the management service relationship.

We entered into an agreement with R4 Consulting in October 2001 to provide website development, webmaster, web communities, reciprocal link partners, and major alliances development services for us. Under the terms of the agreement, for a fee of $2,000 per month, R4 Consulting will provide site development and administration, ecommerce, database communications and similar services for three months. We are also in the process of renewing this contract.

PRODUCT LIABILITY

We do offer full money back guarantees if customers are not fully satisfied with products purchased from our website but have not obtained warranty or product liability insurance. In addition, we have not established a reserve fund for such purposes. We have not yet begun to sell products so there have been no claims against us.

PROPRIETARY RIGHTS

Patent. We have in the process 9 provisional patent applications which cover all products; except basketball, volleyball and soccer balls; and a number of related games.

Application 1. A Recreational Tennis Game and Related
Equipment.
Application 2. Modified Tennis Game and Related Equipment. Application 3. Tennis Handicap System and Related Equipment. Application 4. A modified Game of Baseball and Related Equipment.
Application 5. A modified Game of Golf and Related
Equipment.
Application 6. Ball Sports Rebound and Net Systems. Application 7. Ball Sports Swing Practice Implements and Devices.
Application 8. Ball Hitting Implement Swing Training Device. Application 9. Folding Ball Sports Rebounding Net System.


Our success depends in part on our ability to protect our proprietary rights. To protect our proprietary rights, we plan to rely primarily on a combination of copyright, patent, trade secret and trademark laws, confidentiality agreements with employees and third parties and protective contractual provisions such as those contained in license agreements with business partners and customers, although we have not signed such agreements at this time. We employ security access tools designed to restrict the unauthorized use or access to our products, database, and core software but such tools may be ineffective at certain times and remedies may be difficult to enforce. In addition, we may have difficulties protecting our proprietary rights outside the United States.



PAGE-9-



RISK FACTORS

BUSINESS DEVELOPMENT RISKS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.

We are a development stage company with limited revenues from inception through November 30, 2001. From our inception to November 30, 2001, we incurred operating losses of ($48,976). In addition, as of November 30, 2001, we had only $148,671 of current cash available. Our current cash resources of $148,671 are not sufficient to satisfy our cash requirements over the next twelve months. In order to become profitable we may still need to secure additional debt or equity funding.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. There is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

We are a development stage company in ecommerce and we have limited operating history; because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

* Inability to raise necessary revenue to operate for the next 12 months or thereafter
* Advertising and marketing costs that may exceed our current estimates
*    Unanticipated development expenses
* Our ability to generate sufficient revenues to offset the substantial costs of operating our business



PAGE-10-



Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

*    Total assets, liabilities, and equity
*    Total revenues
*    Gross and operating margins
*    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable.
Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.

Our failure to implement our desired development plans and introduce our sports, fitness and leisure equipment to our market may reduce our revenues and the value of your shares.

Our success will depend, in part, on our ability to develop our planned website, to develop customers which buy our sports, fitness and leisure equipment through our website and to provide necessary support. If we fail to raise adequate funds to accomplish our objective purchase this equipment or construct our production facility, we will be able to conduct only limited business development or no business development at all. Our limited development could be reduced as follows:our operations will be negatively impacted, including

*    Decreased product development
*    Decreased marketing
*    Decreased customer support

Because our Internet-based sports equipment sales website has not been widely accepted by the public, we face significant barriers to acceptance of our website and the products we sell.

Our business involves the use of a website to sell products.
The use of the Internet is a relatively new form by which to provide these type of products. Traditionally, these products are provided through retail or wholesale stores with seasoned sales associates or other personal points of contact. Additionally, the public has perceived these stores as being more reliable than our depersonalized on-line website. Accordingly, we face significant barriers to overcome in consumer preferences of traditionally used retail and wholesale outlets for the sports equipment products that we offer.



PAGE-11-



We will rely upon third parties for the development and maintenance of our Internet services; any failures on the part of our third party providers may inhibit our Internet connections and the security and integrity of our software and accounting.

We anticipate that we will rely on third parties to maintain, house and operate the Internet servers that host our website. Although we anticipate that our agreements with these third parties will include service agreements, in the event of any technical failures, the third parties may not comply with the terms of the service agreements.
Any service interruptions resulting from failures by third party maintenance providers would reduce confidence in our services.
In addition, we anticipate that we will rely upon third parties to process our billings and payments due to us. Any service interruptions by these third party providers due to computer failures, labor problems, credit card fraud, or other unforeseen developments, could cause accounting errors or possible cash flow disruptions.
Any failures on the part of our third party providers could reduce revenues we receive from the operation of our website.

If substantial numbers of our website users lose connection to our website, we will lose potential customers and fail to develop repeat business which will reduce our revenues.

Although we will test our website for errors and attempt to identify any bugs or errors, our site may contain the following problems leading to interruptionsin our business:

*   Undetected errors or bugs
*   Inability of our server to handle peak loads
*   Systems failures by our Internet service provider
*   Inactivity by users for periods while remaining on-line

Repeated disruptions due to such errors or even one disruption may dissuade users from ever using our services again. Accordingly, if we fail to develop effective systems to detect such errors or guard against such errors and there are substantial interruptions, we will be unsuccessful at developing business, and our potential revenues will be reduced.

Our vulnerability to security breaches, glitches and other computer failures could harm our future customer relationships, our ability to establish our future customer base and our ability to promote our brand name.

We will offer our services through our Internet site. The secure transmission of confidential information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information and transactions, our customer relationships will be harmed. Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.



PAGE-12-



Officers, directors and principal stockholders can exert control over matters requiring stockholder approval.

Executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, beneficially own approximately 73.56% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our founder and president, Roland Becker; if we lose his services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our founder and president, Mr. Roland Becker. Because Mr. Becker is essential to our operations, you must rely on his management decisions. Chief Executive Officer, Mr. Roland Becker will continue to control our business affairs after the offering. We have not entered into any agreement with Chief Executive Officer, Mr. Roland Becker that would prevent him from leaving our company, nor have we obtained any key man life insurance relating to him. If we lose his services, we may not be able to hire and retain another Chief Executive Officer with comparable experience. As a result, the loss of Mr. Roland Becke's services could reduce our revenues.

Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors.


PAGE-13-



SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.

  PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
                     PLAN OF OPERATIONS

Overview

We were founded in June 2000 and have not generated income to date. We will provide maximum access to real sports play skills, partners, products, venues and information for a U.S. target community of non-elite, recreation sports players. We will service this market with sensible sports
play and lifestyle products and games.   We will also serve
as the exclusive Internet home of a new sports lifestyle program, Maxx Axxess. We aim to be the first recreational sports product lifestyle website with our own exclusive programs, games, products, associations, membership clubs and infrastructure.

Our business premise is that our MaxxSports programs for base/softball, tennis, soccer, golf, football, volleyball & basketball will promote the official equipment sold on the Internet exclusively by us. We hope that this will give rise to new communities of players, teams, associations and membership clubs, also exclusively hosted and serviced by us.

Our income will be generated from multiple revenue streams including public sale of our sports products and official Maxxsports equipment on the internet, an on-line wholesale club for pro shops, retailers, institutions and commercial venues; membership fees; a diverse range of advertisers; and portion of Maxx Axxess Program sponsorship, licensing and franchising fees.



PAGE-14-



Current Results of Operations and Financial Status

We have generated only limited revenues. We are in our development stages. We anticipate that we will continue to incur some costs associated with the development of our web site; however, at least approximately 50% of our website development was completed as of November 30, 2001.

Since our inception to the period ending November 30, 2001, we have incurred net losses of $48,796 on aggregate revenues of $46,900. At the period ending November 30, 2001 our assets exceeded our liabilities by $144,671.

We anticipate that revenues will begin to increase as our ecommerce website becomes operational in 2002; however, our future profitability is uncertain. Our operational expenses will increase according to the implementation of our growth plans.

Since January 1, 2001, we have raised $145,350 from the sale of 1,453,500 shares of our common stock.

As of November 30, 2001, few customers have purchased equipment through our website.

Plan of Operation for the Period January 1, 2002 - December
31, 2002

For the next twelve months our plan of operation calls for continued focus on developing the infrastructure of our company.

We plan to accomplish our plan of operations by accomplishing the following milestones:

*    Interactive Public Website           December '01

*    Open Info & Links Webpage            January '02

*    Open ClubMaxx Memberships            January '02

*    Confirm Spring Launch Products       Dec '01 - January
     `02

*    Confirm Product Pricing/Supply       January '02

*    Confirm Fulfillment Warehouse        February '02

*    Product into Warehouse               March '02

*    Product Endorsements                 January '02

*    Appoint CEO                          April '02



PAGE-15-



*    PR Launch Materials                  March '02

*    Full eCommerce Launch                April '02

*    Select Summer Products               April '02

*    Expand Management Team               June '02

*    Summer Products in Warehouse         June '02

*    Autumn - X-mas Products              November '02

*    Select X-mas Products                November '02

*    X-mas Sales Promotion                December `02


Because we are a development stage company with no significant operating history and a poor financial condition, we may be unsuccessful in obtaining such financing or the amount of the financing may be minimal and therefore inadequate to implement our plan of operations. We have no alternative plan of operations. In the event that we do not receive financing or our financing is inadequate or if we do not adequately implement an alternative plan of operations that enables us to conduct operations without having received adequate financing, we may have to liquidate our business and undertake any or all of the following actions:

*    Sell or dispose of our assets;

* Pay our liabilities in order of priority, if we have available cash to pay such liabilities;

* If any cash remains after we satisfy amounts due to our creditors, distribute any remaining cash to our shareholders in an amount equal to the net market value of our net assets;

* File a Certificate of Dissolution with the State of Nevada to dissolve our corporation and close our business;

* Make the appropriate filings with the Securities and Exchange Commission so that we will no longer be required to file periodic and other required reports with the Securities and Exchange Commission, if, in fact, we are a reporting company at that time; and

*    Make the appropriate filings with the National
Association of Security Dealers to affect a delisting of our common stock, if, in fact, our common stock is trading on the Over-the-Counter Bulletin Board at that time.

Based upon our current assets, however, we will not have the ability to distribute any cash to our shareholders.



PAGE-16-



If we have any liabilities that we are unable to satisfy and we qualify for protection under the U.S. Bankruptcy Code, we may voluntarily file for reorganization under Chapter 11 or liquidation under Chapter 7. Our creditors may also file a Chapter 7 or Chapter 11 bankruptcy action against us. If our creditors or we file for Chapter 7 or Chapter 11 bankruptcy, our creditors will take priority over our shareholders. If we fail to file for bankruptcy under Chapter 7 or Chapter 11 and we have creditors, such creditors may institute proceedings against us seeking forfeiture of our assets, if any.

We do not know and cannot determine which, if any, of these actions we will be forced to take.


          PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our address is 1770 N. Green Valley Parkway, Suite 3214,
Las Vegas, NV 89014. Our telephone number is 702-616-7337.
We lease space at this address on a month-to-month basis at a rate of $1,000 per month.

The facilities consist of an irregular office configuration of approximately 800 square feet comprising main open space office area including conference area, separate second office, small kitchenette and washroom. We believe that these facilities are adequate to meet our current needs.
However, as we continue to implement our business plan, we may need to relocate our headquarters office space. Our offices are in good condition and are sufficient to conduct our operations. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

  PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                    OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.



PAGE-17-



   Name                    Number of Shares Percentage
   -----------------------------------------------------
   Maxxplay Enterprises,     3,600,000         60.47
   Inc. (1)

   Roland Becker               720,000         12.09

   All directors and         4,320,000         72.56
   named executive
   officers as a group
   (1 persons)

        (1)  Mr. Becker is president of Maxxplay Enterprises, Inc.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 5,953,500 shares of common stock outstanding as of November 30, 2001.July 15, 2001.


 PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                     AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our director and executive officer is as follows:

      Name         Age                  Position
------------------------------------------------------------
Roland Becker       59   President, Director, Chief Executive
                         Officer


Roland Becker has been President, CEO, and Director since our formation. He was previously president of AVIVA Sports, Inc., a company selling 12 multi-sports products, with sales reaching $60 million per annum in 22 countries. Mattel Inc. ultimately acquired Aviva. Becker completed his Dip.Phys.Ed., TSTC (Mathematics, German), at Melbourne University; and M.Ed. Studies (Sociology of Recreation, Psychology of Skill Acquisition) at the University of Western Australian, Perth.

Directors serve for a one-year term. Our bylaws currently provide for a board of directors comprised of a minimum of one director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.



PAGE-18-



Significant Employees

We currently have no full time employees and one part-time employee, our president. We are presently managed by Maxxplay Enterprises, Inc., a Nevada corporation.

Family Relationships

There are no family relationships among our officer, director, or persons nominated for or anticipated to assume such positions.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.

           PART I - ITEM 6. EXECUTIVE COMPENSATION


Executive Compensation

The following table sets forth compensation paid to Mr.
Becker, our president for years ended 2001 and 2000:

Name           Position        Year           Salary
-----------------------------------------------------
Roland Becker  CEO, President  2001           0
                               2000           0


Employment Contracts

We do not have employment agreements.

Board Compensation

Members of our board of directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.


     PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
                        TRANSACTIONS



We are a part of the broader Maxx Axxess Lifestyle Concept - and of the Maxxplay Enterprises, Inc. group of companies to service diverse opportunities under the Maxx Axxess umbrella. Maxxplay Enterprise, Inc. is principally controlled by Roland Becker as are each of the other network of companies, of which we are a part. The Maxxplay Enterprises network consists of maxxSlam.com, Inc., maxxMark.com, Inc., maxxWall.com, Inc., maxxMatch.com, Inc., maxxRally.com, Inc., maxxSports.com, Inc. and maxxSlam.com, Inc.



PAGE-19-



On June 26, 2000, we entered into an assignment agreement whereby Maxxplay Enterprises, Inc. assigned to us the exclusive rights for all of the United States of America, Canada, Mexico, Puerto Rico, Bermuda, the Bahamas and the Caribbean Islands; the cost of which was one hundred and forty-five thousand dollars, payable in sole consideration by way of a grant and issuance to Maxxplay Enterprises of three million and seven hundred thousand share of our common shares.

In addition, on June 26, 2000, we entered into a management agreement with Maxxplay Enterprises, Inc. provide on a needs basis, marketing and management services for us including the establishment of a permanent management team. Under the terms of the agreement, we agreed to pay Maxxplay a consulting fee of $1,500 per month payable in advance, plus any and all business expenses incurred by Maxxplay while providing the services. The term of the agreement was from the date of effectiveness of the Nevada 504 offering, December 18, 2000, and continuing for a period of twelve months ending December 18, 2001. The parties are currently in negotiation regarding the future of the management service relationship.

We entered into a lease agreement with our parent. This agreement provides that we will receive an office and all related services and utilities for a fee of $ 800 per month. This agreement commenced on July 1, 2000, and will continue on a month-to-month basis.

We issued a note payable in exchange for cash to our parent in the amount of $12,000. We have obligations under debt instruments payable to our parent that provides for aggregate payments of $12,000, which is unpaid at the date of this registration statement.

We issued to Roland Becker upon formation 720,000 shares of common stock in exchange for cash in the amount of $720.

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter.
We are a subsidiary of Maxxplay Enterprises, Inc.

         PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.



PAGE-20-



Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of November 30, 2001, there were 5,953,500 shares of common stock issued and outstanding that are held by 97 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. We presently have no plans to issue any shares of preferred stock. However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.


Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.



PAGE-21-



      PART II  ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
               STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

We have no options, warrants or convertible securities outstanding.

Shares Eligible for Future Sales under Rule 144

There are 1,633,500 shares of our common stock held by non-affiliates and 4,320,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities.
No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 1,453,500 are currently freely transferable. The remaining shares may be resold under Rule 144.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale,notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.



PAGE-22-


As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Holders

As of the date of this registration statement, we had 97 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business.
Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.

Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us, please refer to this registration statement and the exhibits thereto. This registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.



PAGE-23-



               PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

               PART II  ITEM 3. CHANGES IN AND DISAGREEMENTS
               WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


               PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On June 30, 2000, we issued 720,000 shares to our founders and others that were fully paid and non-assessable. All shares issued by us were done so in accordance with Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

Also on June 30, 2000, we issued 3,700,000 shares that were fully paid and non-assessable to three shareholders in exchange for program and product rights. All shares issued by us were issued under Section 4(2) of the Securities Act.

On July 11, 2000, we issued 80,000 shares that were fully paid and non-assessable to one shareholder in exchange for services to be rendered. All shares issued by us were issued under Section 4(2) of the Securities Act.

On December 18, 2000, we were issued a Notice of Effectiveness by the State of Nevada, pursuant to our application for registration by qualification of its offering in that state. Such Notice permitted us to sell securities in the State of Nevada.

In November, 2001, we completed a public offering of shares of our common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby it sold 1,453,500 shares of par value common stock to approximately 92 unaffiliated shareholders of record, none of whom were or are officers or directors of the Company.

In December, 2001, we filed five copies, one of which was an original, of an amended Form D "Notice of Sales Pursuant to Regulation D" notifying the Securities and Exchange Commission that the offering was exempt from the registration provisions of Section 5 of the Securities Act pursuant to Regulation D, Rule 504 of such same act.

All shares other than those sold under Rule 504 and the permit issued by the state of Nevada were sold for cash or services at par value of $.001 per share. The exemption provided under section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
*  Restrictive legends are placed on all certificates issued.
*  The distribution did not involve general solicitation or advertising.
* The distributions were made only to accredited investors or investors who were believed to be sophisticated enough to evaluate the risks of the investment, particularly in view of the fact that de minims consideration was involved.



PAGE-24-



              PART II  ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:

General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.



PAGE-25-



3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

      NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

      1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

      2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

      3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

      (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
      (Added to NRS by 1969, 118; A 1987, 83; 1993, 976; 1997, 706)



PAGE-26-



      NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

      1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer,employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

      2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
      (a) The creation of a trust fund.
      (b) The establishment of a program of self-insurance.
      (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
      (d) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.  In the absence of fraud:
      (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b) The insurance or other financial arrangement:
             (1) Is not void or voidable; and
             (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.



PAGE-27-



      5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS. (Added to NRS by 1987, 80)

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.



PAGE-28-


                  PART F/S. FINANCIAL STATEMENTS




                       Maxxzone.com, Inc.

                  (A Development Stage Company)

                  Audited Financial Statements

                        November 30, 2001









PAGE-29-







                            CONTENTS


INDEPENDENT AUDTIORS' REPORT

FINANCIAL STATEMENTS:

  Balance Sheets                                    1-2

  Statements of Operations and Accumulated Deficit    3

  Statement of Changes in Stockholders' Equity        4

  Statements of Cash Flows                            5

NOTES TO FINANCIAL STATEMENTS:                     6-10








PAGE-30-






                  INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Maxxzone.com, Inc.:

We have audited the accompanying balance sheets of Maxxzone.com, Inc. (a development stage Company) as of November 30, 2001 and December 31, 2000, and the related statements of operations and accumulated deficit, cash flows and changes in stockholders' equity for the period January 1, 2001 to November 30, 2001, inception to December 31, 2000, and inception to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the November 30, 2001 financial statements referred to above present fairly, in all material respects, the financial position of Maxxzone.com, Inc. (a development stage company) as of November 30, 2001, and the result of its operations and its cash flows for the period inception to November 30, 2001, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 7 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                              Chavez & Koch, CPA's, Ltd.

December 21, 2001
Henderson, Nevada




PAGE-31-





                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
                   BALANCE SHEETS - ASSETS
                   AS OF NOVEMBER 30, 2001


                       ASSETS


                          11/30/01     12/31/2000
                         ----------    ----------
CURRENT ASSETS:
  Cash                      $                $
                         148,671             16
  Prepaid Expenses
                          26,000         52,579
       Total Current
 Assets                  174,671         52,595
                        -----------    ----------
FIXED ASSETS:
  Equipment
                           1,855              -
  Accumulated
 depreciation               (61)              -
       Total Fixed Assets
                           1,794              -
                        -----------    ----------
OTHER ASSETS:
  Software
                         171,430         159,300
  Amortization
                         (48,922)             -
   Total Other Assets   -----------    -----------
                         122,508         159,300

TOTAL ASSETS               $                $
                         298,973         211,895
                        ===========    ============

    The accompanying independent auditors' report and notes to financial statements should be read in conjunction with this Balance Sheets




PAGE-32-F1




                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
    BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY
                   AS OF NOVEMBER 30, 2001


                    LIABILITIES AND STOCKHOLDERS' EQUITY

                                           11/30/01          12/31/2000
                                         ------------      -------------
CURRENT LIABILITIES:
 Notes payable - GoPublicToday.com,             $                   $
Inc.                                       18,000              28,000
 Notes payable - Maxxplay                  12,000              12,000
Enterprises, Inc.
      Total Current Liabilities            30,000              40,000

TOTAL LIABILITIES                          30,000              40,000
                                         ------------       ------------
STOCKHOLDERS' EQUITY:
 Common stock: 25,000,000
authorized: 4,500,000 issued and
outstanding as of December 31,
2000, and 5,953,500 issued and
outstanding as of November 30,
2001; par value of $0.001


                                           5,953               4,500
 Preferred stock; 5,000,000
authorized; none issued and
outstanding; par value of $0.01
                                               -                   -
 Additional paid in capital              311,417             167,520
 Donated capital                             579                 579
 Accumulated defecit in development      (48,976)               (704)
stage                                   -------------      ------------

TOTAL STOCKHOLDERS' EQUITY               268,973             171,895
                                        --------------      ------------
TOTAL LIABILITIES AND STOCKHOLDERS'           $                     $
EQUITY                                   298,973              211,895
                                        ===============     =============


       The accompanying independent auditors' report and notes to financial statements should be read in conjunction with this Balance Sheets



PAGE-33-F2



                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
      STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
            FOR THE PERIODS 01/01/01 TO 11/30/01,
       INCEPTION TO 12/31/00 AND INCEPTION TO 11/30/01


                                   1/1/2001
                                              Inception   Inception
                                      to          to          to
                                  11/30/2001  12/31/2000   11/30/2001
                                 -----------  ----------  -----------
REVENUES                               $          $           $
                                     46,900        -        46,900
COST OF REVENUES                       -           -             -
  Gross profit                       46,900        -        46,900
                                 -----------  ----------  -----------
EXPENSES:
  Management fees                     3,050        -        3,050
  Bank charges                         132        54          186
  Professional fees                  26,579        -       26,579
  Office expense                      3,516        -        3,516
  Rent                                5,280       650       5,930
  Salaries                            7,500        -        7,500
  Telephone                            132         -          132
  Depreciation                         61          -           61
  Amortization                       48,922        -       48,922
  Total expenses                     95,172       704      95,876
                                 -----------  ----------  -----------
Loss before income taxes           (48,272)     (704)     (48,976)

Income tax expense                     -          -             -
NET LOSS                           (48,272)     (704)     (48,976)

ACCUMULATED DEFICIT, beginning       (704)        -             -
of period

ACCUMULATED DEFICIT, end of            $          $           $
period                             (48,976)     (704)     (48,976)

Weighted average number of         4,674,358  4,496,957  4,611,933
shares outstanding

Net loss per share                     $          $           $
                                    (0.01)        -         (0.01)
                                 ===========  ==========  ===========


       The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these Statements of Operations and Accumulated Deficit




PAGE-34-F3



                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FROM INCEPTION TO NOVEMBER 30, 2001



                                              Donated
                                              Capital/   Accumulated  Total
                                              Stock      Deficit      Stock-
                                              Subscr-    Dev.Stage    holders'
                                 Additional   iptions                 Equity
                                    Paid
                   Shares  Value     In
                                  Capital
----------------  -------  -----  --------   ---------   ----------  ---------
Issued for cash
June 30, 2000                $       $           $           $           $
                  720,000   720      -           -           -          720

Issued for
donated capital
June 30, 2000
                        -    -       -          579          -          579

Issued for
capital assets
June 30, 2000
                3,700,000  3,700  155,600        -           -      159,300


Accumulated
deficit
June 30, 2000
                       -     -       -           -        (724)       (724)
                 -------  -----  --------   ---------   ----------  ---------
Balance st June
30, 2000        4,420,000  4,420  155,600      579        (724)     159,875


Issued for a
prepaid expense
July 7, 2000
                  80,000    80    11,920         -           -       12,000

Net income
December 31, 2000
                       -     -       -           -          20           20
                -------  -----  --------   ---------   ----------  ---------
Balance at
December 31,   4,500,000  4,500  167,520       579        (704)     171,895
2000

Issued for cash
November 30, 2001
               1,453,500  1,453  143,897         -           -      145,350


Accumulated
deficit
November 30, 2001
                      -     -        -           -      (48,272)   (48,272)
                -------  -----  --------   ---------   ----------  ---------
Balance at                  $        $           $            $          $
November 30, 5,953,500  5,953  311,417         579      (48,976)   268,973
2001            =======  =====  ========   =========   ==========  =========



      The accompanying independent auditors' report and notes to financial statements should be read in conjunction with this Statement of Changes in Stockholders' Equity




PAGE-35-F4




                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
                  STATEMENTS OF CASH FLOWS
            FOR THE PERIODS 01/01/01 TO 11/30/01,
            INCEPTION TO 12/31/00 AND INCEPTION TO 11/30/01



                                    1/1/2001   Inception   Inception
                                      to           to          to
CASH FLOWS FROM OPERATING         11/30/2001  12/31/2001  11/30/2001
ACTIVITIES:                      -----------  ----------  -----------
  Net income (loss)                    $          $           $
                                  (48,272)      (704)    (48,976)
  Adjustments to reconcile net
 loss to net cash
    provided by operating
  activities:
    Depreciation                       61          -         61
    Amortization                     48,922        -       48,922
  (Increase) decrease in:
    Prepaid expense                  26,579        -       26,579
  Net cash provided by (used in)     27,290      (704)     26,586
 operating activities            -----------  ----------  -----------

CASH FLOWS FROM INVESTING
ACTIVITIES:
    Office equipment                 (1,855)       -       (1,855)
    Software                        (12,130)       -      (12,130)
  Net cash used in investing        (13,985)       -      (13,985)
 activities                      -----------  ----------  -----------

CASH FLOWS FROM FINANCING
ACTIVITIES:
  (Increase) decrease in:
    Note payable -                  (10,000)    12,000      2,000
  GoPublicToday.com, Inc.
    Note payable - Maxxplay             -      (12,000)   (12,000)
  Enterprises, Inc.
    Common stock                       1,453       720       2,173
    Additional paid in capital       143,897        -      143,897
  Net cash provided by (used in)     135,350       720     136,070
 financing activities            -----------  ----------  -----------

NET INCREASE (DECREASE) IN CASH      148,655        16     148,671

CASH, BEGINNING OF PERIOD               16          -            -
                                 -----------  ----------  -----------
CASH, END OF PERIOD                      $          $          $
                                     148,671        16     148,671
                                 ===========  ==========  ===========

SUPPLEMENTARY INFORMATION:
  Interest Paid                          $          $          $
                                         -          -          -
  Taxes Paid                     ===========  ==========  ===========
                                         $          $          $
                                         -          -          -
                                 ===========  ==========  ===========


      The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these Statements of Cash Flows



PAGE-36-F5



                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     NOVEMBER 30,2001

NOTE 1 - NATURE OF ORGANIZATION

      Maxxzone.com, Inc. (a development stage company) has been organized for the primary purpose of information and marketing websites for sports related activities. The Company was incorporated in the state of Nevada on June 7,
      2000.   The Company has experienced an insignificant
      amount of operations to date, and therefore, in accordance to Statement on Financial Accounting Standards Number 7, the Company is considered a development stage company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     Maxxzone.com, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions

     There were non-cash transactions that are discussed in detail in Note 3, 4, and 6.

     Consolidation Policy

     The company is part of a consolidating group owned by Maxxplay Enterprises, Inc. (the parent). There are a total of 7 subsidiaries, the other six being MaxxMatch.com, Inc., MaxxSports.com, Inc., MaxxRally.com, Inc., MaxxSlam.com, Inc., MaxxWall.com, Inc., and MaxxMark.com, Inc. The parent is Maxxplay Enterprises, Inc.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

     Income Taxes

     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the



PAGE-37-F6



                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     NOVEMBER 30,2001


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Income Taxes (Continued)

     future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.

     Fixed Assets

     Fixed assets are stated at cost. Expenditures that materially increase the life of the assets are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized at that time. Depreciation is computed primarily on the straight-line method for financial statement purposes over the following estimated useful lives:

                Office Equipment                    5 Years
                Software                            3 Years

     Revenue Recognition

     The Company recognizes revenue from distinct services through a vertically integrated Website and the development and implementation of services for industries such as sports industry, virtual industry, and media industry.

     Revenue is recognized as the work is performed relating to the above services. The Company will issue progress billings against the specific projects as time is incurred on the projects. The billings are recorded to revenues and to accounts receivable. When payment is received, they are posted against the accounts receivable.

     Earnings Per Share Calculations

     Earnings per share for any specific period end is calculated by first determining the weighted average number of shares that were outstanding for the period end. The net income
     (loss) for the period end is divided by the weighted average number of shares outstanding for that period to arrive at earnings per share.

     Advertising

     Advertising costs are to be expensed when incurred.
     Advertising expenses from inception to November 30, 2001 are $0.



PAGE-38-F7


                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     NOVEMBER 30,2001


NOTE 3 - PREPAID EXPENSES

     On June 7, 2000 the company entered into an agreement whereby it is to receive $40,000 of services to help the company develop a business plan and establish its organization and infrastructure. As part of this agreement the company issued a note payable for the same amount. On July 7, 2000 a stockholder has promised to provide future services valued at $12,000 in exchange for 80,000 shares of stock. These shares are fully vested and non-forfeitable. For the period June 7, 2000, through November 30, 2001, $26,579 of the consulting fees were earned and expensed.


NOTE 4 - NOTES PAYABLE

     On June 7, 2000 the Company issued a note payable in exchange for prepaid services to GoPublicToday.com, Inc in the amount of $40,000. The agreement stipulates progressive payments of various amounts as services are provided, the services are expected to be substantially completed within one year, and therefore no provision for interest has been made in the contract. At November 30, 2001 there is a balance of $18,000.


NOTE 5 - RELATED PARTIES

     The Company receives services from related parties. A summary of the related parties and amounts related to these transactions are as follows:


                                01/01/01    INCEPTION
                                    TO         TO
                                11/30/01     12/31/00
                             -------------  -----------
   Maxxplay Enterprises, Inc.   11,410          -



     The Company has entered into a lease agreement with its parent (related party). This agreement provides that the Company will receive an office and all related services and utilities for a fee of $ 800 per month. This agreement commenced on July 1, 2000, and will on a month-to-month basis.

     The Company has entered into service agreements with its parent (related party). This agreement provides that the Company will receive marketing and management services for a fee of $ 1,500 per month. This agreement will commence upon the public offering of stock and continue for one full year.

     The Company issued a note payable in exchange for cash to its parent in the amount of $12,000. The company has obligations under debt instruments payable to its parent that provides for aggregate payments of $12,000, which is unpaid at


PAGE-39-F8


                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     NOVEMBER 30,2001



NOTE 5 - RELATED PARTIES (CONTINUED)

     November 30, 2001. it is expected that this note payable will be paid within one year, and therefore no provision for interest has been made in the contract.


NOTE 6 - STOCKHOLDERS' EQUITY

     June 30, 2000 - The Company issued 4,420,000 shares to officers and key employees of the company in exchange for cash and capital assets as follows:

          The company issued to Roland Becker 720,000 shares of $0.001 par value common stock in exchange for cash in the amount of $720. Of the total amount received, $720 is considered common stock and $0 is considered additional paid in capital.

          The company issued to Eric L. Brown 50,000 shares of $0.001 par value common stock in exchange for capital assets in the amount of $7,150. Of the total amount received, $50 is considered common stock and $7,100 is considered additional paid in capital.

          The company issued to William Galbraith 50,000 shares of $0.001 par value common stock in exchange for capital assets in the amount of $7,150. Of the total amount received, $50 is considered common stock and $7,100 is considered additional paid in capital.

          The company issued to Maxxplay Enterprises, Inc. 3,600,000 shares of $0.001 par value common stock in exchange for capital assets in the amount of $145,000. Of the total amount received, $3,600 is considered common stock and $141,400 is considered additional paid in capital.

     July 7, 2000 - The Company issued 80,000 shares to one stockholder in exchange for prepaid services as follows:

          The company issued to GoPublicToday.com, Inc. 80,000 shares of $0.001 par value common stock in exchange for prepaid services in the amount of $12,000. Of the total amount received, $80 is considered common stock and $11,920 is considered additional paid in capital.

     All of these shares were issued in accordance with Sections
     4(2) of the Securities Act of 1933.

     November 30, 2001 - he company closed its public offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 1,453,500 shares of its $0.001 par value common stock at $0.10 per share to outside investors. Of the total number of shares, 1,453,500 shares were issued in exchange for



PAGE-40-F9


                      MAXXZONE.COM, INC
               (A Developmental Stage Company)
                NOTES TO FINANCIAL STATEMENTS
                     NOVEMBER 30,2001


NOTE 6 - STOCKHOLDERS' EQUITY (CONTINUED)

     cash in the amount of $145,350. Of the total cash received, $1,453 is considered common stock and $143,897 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The company sold all 1,453,500 shares of common stock to approximately 93 unaffiliated shareholders, none of whom were/are officers.

     November 30, 2001 - The Company had 5,953,500 shares of common stock issued and outstanding, held by 98 shareholders of record.

NOTE 7 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through SB-2 after trading or a 506-PPM after trading.


NOTE 8 - WARRANTS AND OPTIONS

     As of November 30, 2001, there are no warrants or options outstanding to acquire any additional shares of common stock that are not disclosed in the equity section of the balance sheet.





PAGE-41-F10




        PART III  ITEM 1.  EXHIBITS




   Exhibit 3

         (a) Articles of Incorporation of maxxZone.com, Inc., a Nevada Corporation
         (b) By-laws of maxxZone.com, Inc., a Nevada Corporation

   EXHIBIT 4

          Form of common stock Certificate of the maxxZone.com, Inc. (1)

   Exhibit 10

         (a)  Service Agreement - Maxxplay Enterprises
         (b)  Assignment Agreement - Maxxplay Enterprises
         (c)  Note Payable - Maxxplay Enterprises *
         (d)  Agreement with R4 Consulting *


   Exhibit 23

          Consent of Chavez & Koch, CPA's, Ltd. accountant.



   *to be provided by amendment

   All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

   (1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.



   PAGE-42



                             SIGNATURES

   In accordance with Section 12 of the Securities Exchange
   Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                      maxxZone.com, Inc. (Registrant)

   Date:   12-27-01


   By:	/s/ Roland Becker
   -------------------------
   Roland Becker, President